Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2020

1Q20 Added 20,815 New Subscribers

Revenues Up 16.9% YoY to RMB273.4 Million ($39.8 Million)

Gross Profit Up 19.4% YoY to RMB227.6 million ($33.2 million)

Operating Income Up 17.8% YoY to RMB112.4 Million ($16.4 Million)
Non-GAAP Operating Income Up 15.0% YoY to RMB124.8 Million ($18.2 Million)

Conference Call to be Held on August 28, 2019, at 8:00 a.m. ET

HONG KONG, China, August 27, 2019 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2020 ended June 30, 2019.

First Quarter of Fiscal 2020 Highlights

•                 Revenues increased by 16.9% year-over-year (“YoY”) to RMB273.4 million ($39.8 million).

•                 New subscribers and accumulated subscriber base were 20,815 and 770,6991, respectively.

•                  Gross profit increased by 19.4% YoY to RMB227.6 million ($33.2 million). Gross margin improved to 83.3% from 81.5% in the prior year period.

•                 Operating income increased by 17.8% YoY to RMB112.4 million ($16.4 million).

•                 Operating income before depreciation and amortization2 (“non-GAAP operating income”) increased by 15.0% YoY to RMB124.8 million ($18.2 million).

•                 Net income attributable to the Company’s shareholders increased significantly by 47.3% YoY to RMB108.3 million ($15.8 million) as a result of improved operating income and an increase in fair value of equity securities (“mark-to-market gains”) of RMB10.0 million ($1.5 million) in the first quarter.

“During the first quarter of fiscal 2020, even though macro-economic uncertainty continued to pressure consumer spending on preventive healthcare services, we managed to record 20,815 new subscribers, in line with our expectations.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “As we step into a more economically volatile fiscal year, we will remain alert to the market changes as well as any potential developments in the regulatory regime governing the cord blood banking industry in China. We will strive to expand service offerings and may mitigate business concentration risk through acquisitions in addition to increasing our penetration and business expansion.”

Summary — First Quarter Ended June 30, 2018 and 2019

	Three Months Ended June 30,
(in thousands)	2018	2019
	RMB	RMB	US$
Revenues	233,821	273,375	39,822
Gross Profit	190,663	227,626	33,158
Operating Income[3]	95,442	112,386	16,371
Change in Fair Value of Equity Securities	(9,321)	9,979	1,454
Net Income Attributable to the Company’s Shareholders	73,542	108,344	15,783
Earnings per Ordinary Share (RMB/US$)
– Basic	0.61	0.89	0.13
– Diluted	0.61	0.89	0.13

Revenue Breakdown (%)
Processing Fees and Other Services	61.3%	61.3%
Storage Fees	38.7%	38.7%

New Subscribers (persons)	20,601	20,815
Total Accumulated Subscribers (persons)	682,081	770,699 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30,
(in thousands)	2018	2019
	RMB	RMB	US$
Net cash provided by operating activities	175,317	169,756	24,728
Net cash used in investing activities	(7,126)	(6,625)	(965)
Net cash provided by financing activities	—	—	—

First Quarter of Fiscal 2020 Financial Results

REVENUES. Revenues increased by 16.9% to RMB273.4 million ($39.8 million) in the first quarter of fiscal 2020. The increase was driven by the implementation of new processing fee since April 2019 and the enlarged client base.

Despite the impact from the processing fee price hike, the new subscriber number still reached the Company’s target level. As a result, revenues generated from processing fees and other services in the reporting quarter increased by 16.8 %YoY to RMB167.5 million ($24.4 million).

As the accumulated subscriber base grew to 770,6991 by the end of June 2019, revenues generated from storage fees increased by 17.1% YoY to RMB105.9 million ($15.4 million) in the reporting quarter. Storage fee revenues accounted for 38.7% of total revenues, which was the same as in the previous year period.

GROSS PROFIT. Gross profit for the reporting quarter increased by 19.4% YoY to RMB227.6 million ($33.2 million). Gross margin improved to 83.3% from 81.5% in the prior year period. Such margin improvement was mainly due to the increase in processing fee which exceeded the increase in direct costs such as raw materials and collection costs.

OPERATING INCOME. As the increase in gross profit was partially offset by the increase in operating expenses, operating income for the reporting quarter increased by 17.8% YoY to RMB112.4 million ($16.4 million). Operating margin increased to 41.1% in the reporting quarter from 40.8% in the prior year period. Depreciation and amortization expenses related to properties, plant and equipment and intangible assets for the first quarter were RMB12.4 million ($1.8 million), compared to RMB13.1 million in the prior year period. Non-GAAP operating income2 improved by 15.0% YoY to RMB124.8 million ($18.2 million).

Sales and Marketing Expenses. Sales and marketing expenses for the reporting quarter amounted to RMB60.6 million ($8.8 million) compared to RMB51.4 million in the prior year period. Processing fee upward adjustment combined with lackluster consumer spending required more intense sales and marketing efforts to achieve the Company’s conversion targets. The Company also stepped up its sales force recruitment effort with more hiring. Sales and marketing expenses as a percentage of revenues were 22.2%, compared to 22.0% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the reporting quarter amounted to RMB49.9 million ($7.3 million), compared to RMB41.0 million in the prior year period. Higher administrative expenses, staff costs, and legal and professional fees all contributed to the increase in general and administrative expenses. General and administrative expenses as a percentage of revenues was 18.3%, compared to 17.5% of the prior year period.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the first quarter, the Company recognized an increase in fair value of equity securities, or “mark-to-market gains”, of RMB10.0 million ($1.5 million) while a decrease in fair value of equity securities of RMB9.3 million was recorded in the prior year period. Such changes were mainly attributable to the investments in Cordlife Group Limited (“Cordlife”).

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in operating income and the increase in fair value of equity securities, income before income tax for the first quarter increased by 42.1% YoY to RMB129.4 million ($18.9 million). Income tax expense for the reporting quarter was RMB19.5 million ($2.8 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 47.3% YoY to RMB108.3 million ($15.8 million). Net margin for the first quarter improved by 8 percentage points to 39.6%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter fiscal 2020 was RMB0.89 ($0.13).

Recent Developments

•                  On June 4, 2019, the board of directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife, a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposes to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares will be delisted from the New York Stock Exchange and the Cordlife ordinary shares will continue to trade on SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal. The Special Committee intends to retain advisors, including an independent financial advisor and U.S. and Cayman Islands legal counsels, to assist it in its work.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholders approval. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, August 28, 2019 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-855-824-5644 or 1-646-722-4977 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 62299537#.

1 During the three months ended June 30, 2019, 20,815 new subscribers were recruited. The Company reclassified 389 private cord blood units as donated cord blood units during the three months ended June 30, 2019 after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 770,699 as of June 30, 2019.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended June 30, 2018 and 2019 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB13.1 million and RMB12.4 million ($1.8 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2019 include non-cash items related to the depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending June 30, 2019 were made at the noon buying rate of RMB6.8650 to $1.00 on June 28, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2019

	March 31,	June 30,
	2019	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,162,037	751,936
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; June 30, 2019: RMB96,587 (US$14,069))	96,923	96,294	14,027
Inventories	27,612	25,352	3,694
Prepaid expenses and other receivables	25,532	21,615	3,149
Total current assets	5,147,928	5,305,298	772,806
Property, plant and equipment, net	545,340	540,986	78,803
Operating lease right-of-use assets[4]	—	6,365	927
Non-current deposits	236,719	242,556	35,332
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; June 30, 2019: RMB74,089 (US$10,792))	104,857	111,417	16,230
Inventories	77,194	78,529	11,439
Intangible assets, net	97,444	96,289	14,026
Investment in equity securities at fair value	107,362	120,443	17,545
Other equity investment	189,129	189,129	27,550
Deferred tax assets	44,981	47,473	6,915
Total assets	6,550,954	6,738,485	981,573

LIABILITIES
Current liabilities
Accounts payable	33,566	28,522	4,155
Accrued expenses and other payables	79,977	95,362	13,891
Operating lease liabilities[4]	—	2,174	317
Deferred revenue	461,986	444,402	64,734
Income tax payable	20,113	23,728	3,456
Total current liabilities	595,642	594,188	86,553
Non-current deferred revenue	2,108,442	2,161,478	314,855
Non-current operating lease liabilities[4]	—	3,491	509
Other non-current liabilities	404,482	417,107	60,759
Deferred tax liabilities	19,626	19,178	2,794
Total liabilities	3,128,192	3,195,442	465,470

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	306,129
Treasury stock, at cost (March 31 and June 30, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(410)
Accumulated other comprehensive losses	(88,738)	(78,385)	(11,418)
Retained earnings	1,407,223	1,515,567	220,768
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,536,032	515,081
Non-controlling interests	5,427	7,011	1,022
Total equity	3,422,762	3,543,043	516,103
Total liabilities and equity	6,550,954	6,738,485	981,573

4 During the reporting quarter, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million ($1.0 million) and RMB5.8 million ($0.8 million), respectively.

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2018 and 2019

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	233,821	273,375	39,822
Direct costs	(43,158)	(45,749)	(6,664)
Gross profit	190,663	227,626	33,158
Operating expenses
Research and development	(2,791)	(4,701)	(685)
Sales and marketing	(51,415)	(60,637)	(8,833)
General and administrative	(41,015)	(49,902)	(7,269)
Total operating expenses	(95,221)	(115,240)	(16,787)
Operating income	95,442	112,386	16,371
Other (expenses)/income, net
Interest income	5,698	6,220	906
Foreign currency exchange losses	(26)	(28)	(4)
Change in fair value of equity securities	(9,321)	9,979	1,454
Dividend income	—	507	74
Others	(759)	340	50
Total other (expenses)/income, net	(4,408)	17,018	2,480
Income before income tax	91,034	129,404	18,851
Income tax expense	(16,524)	(19,476)	(2,837)
Net income	74,510	109,928	16,014
Net income attributable to non-controlling interests	(968)	(1,584)	(231)
Net income attributable to Global Cord Blood Corporation’s shareholders	73,542	108,344	15,783

Earnings per share:
Attributable to ordinary shares
- Basic	0.61	0.89	0.13
- Diluted	0.61	0.89	0.13

Other comprehensive income, net of nil income taxes
- Foreign currency translation adjustments	22,880	10,353	1,508

Comprehensive income	97,390	120,281	17,522

Comprehensive income attributable to non-controlling interests	(968)	(1,584)	(231)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	96,422	118,697	17,291

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months Ended June 30, 2018 and 2019

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	95,442	112,386	16,371
Depreciation and amortization expenses[5]	13,145	12,445	1,813
Non-GAAP operating income	108,587	124,831	18,184

5 Depreciation and amortization expenses related to property, plant and equipment and intangible assets respectively.